HIVE Digital is Now a NVIDIA CSP Partner and Announces GPU Grants for Open-Source AI Developers

Vancouver, British Columbia--(Newsfile Corp. - October 18, 2023) - HIVE Digital Technologies Ltd. (TSXV: HIVE) (NASDAQ: HIVE) (FSE: YO0) (the "Company" or "HIVE") is pleased to announce a new GPU grant program for AI developers.

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  HIVE is giving away 10,000 A40 hours on a Supermicro server with 10x NVIDIA A40-48GB GPUs (estimated value: $10,000)
  HIVE believes the open-source AI movement plays a crucial role in advancing this space, and will only grow in importance going forward
  Developers can submit their project for consideration here
  HIVE is expanding its GPU footprint and is in the NVIDIA partner network and is compliant as a Cloud Service Provider ("CSP")

HIVE Executive Chairman Frank Holmes commented, "This contest is our way of supporting the AI community. We want to better understand what AI developers need from their cloud providers. At the same time, we get to support very promising open-source projects. It's a win-win."

Aydin Kilic, HIVE President and CEO, added, "We're committed to advancing the capabilities of open- source AI. Llama 2 by Meta, is a great example of an open-source large language model. In addition to growing the revenue from our GPU infrastructure, we are also running Llama 2 on a HIVE GPU node for research purposes. The landscape has changed since Llama 2 outpaced GPT 3.5 Turbo, and we're now seeing a surge in efforts to optimize open-source models. HIVE is committed to fostering this trend and is evaluating options to expand our grant program to back more teams in setting new records."

Mr. Kilic continued, "We extend an open invitation to AI developers worldwide aiming for unprecedented model performance to apply today. Whether you're enhancing an existing model with fresh data or exploring innovative architectural designs, we want you on board. Our aim is to collaborate with talented individuals who have ambitious ideas but may lack the necessary resources. Assisting the growth of noteworthy open-source projects will be an invaluable experience for our team."

HIVE Digital Technologies Ltd. is now compliant as a NVIDIA Cloud Service Provider, which includes designation as preferred partner for NVIDIA AI. HIVE is converting its 38,000 data-center-grade NVIDIA GPU cards into an on-demand GPU HPC infrastructure service to provide the backbone for AI compute requirements. The Company is currently renting out its powerful GPU servers on marketplaces which match customers with providers. To learn more about HIVE's recent progress in this area, read our October 10, 2023 press release. With the GPU grant contest, will allow the company to offer compute directly to end-users.

Developers can learn more and submit their open-source AI project here.

 HIVE's Supermicro server with 10x NVIDIA A40-48 GB VRAM GPUs

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For more information and to register to HIVE's mailing list, please visit www.HIVEdigitaltechnologies.com. Follow @HIVEDigitalTech on "X" and subscribe to HIVE's YouTube channel.

Please click here for all risk disclosures regarding HIVE Digital Technologies Ltd.

On Behalf of HIVE Digital Technologies Ltd.

"Frank Holmes"

Executive Chairman

For further information please contact:
Frank Holmes
info@hivedigitaltech.com

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